SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of January, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br
www.ir.unibanco.com

CHANGE IN ROUND LOT FOR UNIBANCO AND UNIBANCO HOLDINGS ON BOVESPA

Bovespa, the São Paulo Stock Exchange, informed on December 30, 2003, through its Daily Information Bulletin (BDI – Boletim Diário de Informações) and announcement in the Gazeta Mercantil newspaper that the round lot for Unibanco (UBBR) and Unibanco Holdings (UBDH) stock has changed from 100,000 shares to 10,000 shares.

The new 10,000-share round lot for Unibanco and Unibanco Holdings stock went into effect on January 2, 2004.

As a result of the change in round lot, the standard minimum financial amount involved in trading Unibanco and Unibanco Holdings stock was also divided by a factor of ten. Thus, taking for instance the closing price of the Unit (UBBR11) on December 30, 2003 of R$ 142.50 per thousand Units, the round lot price changed from R$14,250.00 to R$1,425.00. The Unit, consisting of one preferred share of Unibanco and one class B preferred share of Unibanco Holdings, is the Unibanco Group security with the greatest liquidity.

This change only affects trading on Bovespa and has no effect whatsoever on the trading of Unibanco GDSs on the New York Stock Exchange – NYSE. Each GDS is equal to 500 Units.

Unibanco’s Investor Relations is ready to clarify any doubts through the following e-mail: investor.relations@unibanco.com.br

São Paulo, January 6, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:January 06, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director